BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2025

1.             Date, Time and Place: Held on March 21, 2025, at 2:00 p.m., at the office of BRF S.A. ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chacara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2.             Call and Attendance: The summons was dismissed due to the presence of the totality of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Mrs. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Pedro de Camargo Neto and Mr. Márcio Hamilton Ferreira.

3.             Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: Ratify the transfers: (i) of the property registered at the Real Estate Registry Office of Caeté, State of Minas Gerais, under registration No. 13.529; and (ii) of the properties registered at the Real Estate Registry Office of the District of São Lourenço, State of Rio Grande do Sul, under registration Nos. 29.279 and 29.280.

5.           Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, approved the drafting of these minutes in the form of a summary and examined and debated the matters contained in the Agenda as described below.

5.1.      The members of the Board of Directors, by unanimous vote and without any reservations or restrictions, ratified the transfers: (i) of the property registered at the Real Estate Registry Office of Caeté, State of Minas Gerais, under registration No. 13.529, for the amount of R$ 60,000.00 (sixty thousand reais); and (ii) of the properties registered at the Real Estate Registry Office of the District of São Lourenço, State of Rio Grande do Sul, under registration Nos. 29.279 and 29.280, for the amount of R$ 482.707,48 (four hundred and eighty-two thousand, seven hundred and seven reais and forty-eight cents), which were transferred through the execution of the Private Instrument of Purchase and Sale Commitment between the Company and Lactalis do Brasil – Comércio, Importação e Exportação de Laticínio Ltda. (“Lactalis”), on July 1, 2015.

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on March 21, 2025

BRF S.A.

Companhia Aberta de Capital Autorizado

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE EXTRAORDINARY MEETING

OF THE BOARD OF DIRECTORS

HELD ON MARCH 21, 2025

6.             Documents filed at the Company: The documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 21, 2025.

Bruno Machado Ferla

Secretary

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Extract of the Minutes of the Extraordinary Meeting of the Board of Directors held on March 21, 2025